United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

January 2013

Vale S.A.

Avenida Graça Aranha, No. 26

20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒   Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐   No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐   No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐   No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release

Signature Page

Press Release

Vale to conclude purchase option of Belvedere, exercised in 2010, after independent valuation

Rio de Janeiro, January 31, 2013 — Vale S.A. (Vale) informs that it has entered into agreements to complete a purchase option exercised by Vale in June 2010, by which it will acquire an additional 24.5% stake in the Belvedere coal project (Belvedere) from Aquila Resources Limited (Aquila). The purchase price of A$ 150 million (US$ 156 million using AUD/USD of 1.04) is equivalent to the fair market value recently determined by a third party expert engaged by Vale and Aquila.

The acquisition is subject to Queensland Government indicative approvals. As an outcome of this transaction, Vale will increase its participation in Belvedere to 100%. Vale also agreed to settle Belvedere litigation and disputes with Aquila for A$ 20 million (US$ 21 million).

Overall, Vale will have paid approximately US$ 338 million for 100% of Belvedere. The Belvedere underground coal project is a future growth option located in the southern Bowen Basin region, near the city of Moura, in the state of Queensland, Australia. The project is still in early stage of development and, consequently, its implementation is subject to Board approval. According to our preliminary estimates, Belvedere has the potential to reach a production capacity up to 7.0 million metric tons per year of mainly coking coal.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Christian Perlingiere: christian.perlingiere@vale.com

Marcelo Correa : marcelo.correa@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Rafael Rondinelli: rafael.rondinelli@vale.com

Samantha Pons: samantha.pons@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: January 31, 2013		Roberto Castello Branco
Director of Investor Relations